SNYDER OIL CORPORATION
                PROFIT SHARING AND SAVINGS PLAN


                Financial Statements
                As of December 31, 1991, 1992 and 1993

                Together With Auditors' Report

                          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Advisory Committee of the
Snyder Oil Corporation Profit Sharing and Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of Snyder Oil Corporation Profit Sharing and Savings Plan ("the Plan") as of December 31, 1992 and 1993, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1991, 1992 and 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1992 and 1993, and the changes in its net assets available for plan benefits for the years ended December 31, 1991, 1992 and 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of allocation of net assets available for plan benefits and allocation of changes in net assets available for plan benefits (Schedule I), schedule of reportable transactions (Schedule II) and schedule of assets held for investment purposes (Schedule III) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         ARTHUR ANDERSEN & CO.


Dallas, Texas,
    May 20, 1994

                SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                    December 31,
                                                               ---------------------
                                                                1992          1993
                                                             -----------    ---------
ASSETS:
    Investments, at fair value
         Asset Allocation Fund                             $    -           $2,948,326
         Growth Stock Fund                                      -            1,761,174
         S & P 500 Stock Fund                                   -            1,441,903
         Short-Intermediate Term Fund                           -            1,289,521
         Snyder Oil Corporation Stock                         238,530          648,999
         Money Market                                           -              411,649
         Nations Short-Term Income Fund                     2,409,860             -
         EB Index Equity Fund                               1,548,388             -
         EBP Short-Term Investment Fund D                   1,494,652             -
                                                           ----------       ----------
                                                            5,691,430        8,501,572
                                                           ----------       ----------
    Receivables
         Employer contribution                                901,500             -
         Participant contributions                             61,832            1,960
         Participant loans                                    103,517          100,506
         Accrued interest                                      12,272              241
                                                           ----------       ----------
                                                            1,079,121          102,707
                                                           ----------       ----------

             Total assets                                   6,770,551        8,604,279
                                                           ----------       ----------
LIABILITIES:

    Security purchases not settled                             57,709             -
                                                           ----------       ----------
             Total liabilities                                 57,709             -
                                                           ----------       ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                     $6,712,842       $8,604,279
                                                           ==========       ==========

    The accompanying notes are an integral part of these statements

                          SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                                               Years Ended December 31,
                                                                                     -------------------------------------------
                                                                                        1991           1992              1993
                                                                                     ----------     -----------       ----------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Investment income
        Interest and dividend income                                               $  262,034       $  102,786       $  203,959
        Net realized and unrealized appreciation
            in fair value of investments                                              149,990          282,253          622,680
                                                                                   ----------       ----------       ----------
                                                                                      412,024          385,039          826,639
                                                                                   ----------       ----------       ----------
    Contributions
        Employer                                                                      700,000          901,500          925,000
        Participant                                                                   656,762          825,895          929,197
                                                                                   ----------       ----------       ----------
                                                                                    1,356,762        1,727,395        1,854,197
                                                                                   ----------       ----------       ----------
            Total additions                                                         1,768,786        2,112,434        2,680,836
                                                                                   ----------       ----------       ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED
TO:

    Administrative expenses                                                               904            1,897             -
    Distributions to participants                                                     469,607          165,134          789,399
                                                                                   ----------       ----------       ----------
            Total deductions                                                          470,511          167,031          789,399
                                                                                   ----------       ----------       ----------
NET INCREASE IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                                                                  1,298,275        1,945,403        1,891,437

NET ASSETS, beginning of year                                                       3,469,164        4,767,439        6,712,842
                                                                                   ----------       ----------       ----------
NET ASSETS, end of year                                                            $4,767,439       $6,712,842       $8,604,279
                                                                                   ==========       ==========       ==========

                The accompanying notes are an integral part of these statements

                   SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                NOTES TO FINANCIAL STATEMENTS

                              DECEMBER 31, 1991, 1992, AND 1993



(1) DESCRIPTION OF THE PLAN:
- - ---------------------------

The following description of the Snyder Oil Corporation Profit
Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

On March 23, 1990, the parent of Snyder Oil Company, SOCO Holdings, Inc., was involved in a consolidation transaction with Snyder Oil Partners, L.P., a master limited partnership of which Snyder Oil Company was general partner. The resultant combined entity is now known as Snyder Oil Corporation. Prior to this consolidation, this Plan was known as the Snyder Oil Company Profit Sharing and Savings Plan.

General
- - -------

The Plan is a defined contribution profit sharing and 401(k) savings plan adopted on January 1, 1983, for the benefit of eligible employees of Snyder Oil Corporation (the "Employer") who may elect to participate in the Plan. The Plan is administered by the Plan administrator, an employee who is appointed by the Plan's advisory committee. Employees become eligible to participate in the Plan on an entry date at least four months following the later of the date the employee first performs an hour of service or attains age 18.
The entry dates for the Plan are January 1 and July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On October 4, 1993, all Plan assets were transferred to Wells Fargo Institutional Trust Company who became the trustee of the Plan.
Prior to this date, NationsBank Trust served as the trustee of the Plan.

The Plan allows participants various investment options in which to invest their individual and Employer contribution accounts.
Investment income is allocated to participants based upon the ratio of their participant account balance to the total participants' accounts in a manner defined by the Plan agreement.

Forfeitures
- - -----------

The nonvested amounts in a participant's Employer contribution account are forfeited to the Plan upon termination. Such forfeitures are allocated to the remaining participants based upon annual compensation in a manner defined by the Plan agreement.

Participant Contributions
- - -------------------------

Subject to certain maximum limitations imposed by the Internal Revenue Code, a participant may elect to contribute to the Plan up to 15% of his or her annual pretax compensation. A participant may change the applicable percentage or completely suspend his or her contributions in accordance with Plan policies. The Plan also allows employees to "rollover" contributions that have been made to another qualified plan.

Employer Contributions
- - ----------------------

Employer contributions to the Plan are entirely discretionary and determined on an annual basis by the Board of Directors. Employer contributions are allocated to participants based upon annual compensation in a manner defined by the Plan agreement.

Vesting
- - -------

Participants are fully vested at all times in their individual contribution accounts. Vesting in employer contribution accounts is based on years of service. A participant is 40% vested after two years, 80% after three years and 100% after four or more years of service. In addition, participants also become fully vested in their Employer contribution accounts upon retirement, at or after age 55, death or total disability of the participant.

Distributions
- - -------------

Distribution of the participant's entire account becomes due upon retirement, at or after age 55, or upon death or total disability. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution account upon termination of employment. Participants may make hardship withdrawals from their individual contribution account at specified times during a Plan year, subject to certain restrictions. Participants may also receive loans from the Plan secured by the participant's account for up to 50% of their vested balance. Each loan is evidenced by a note providing for repayment over a maximum of five or ten years depending on the purpose of the loan as defined by the Plan agreement and providing for interest at a reasonable rate.

Federal Income Taxes
- - --------------------

The Plan received a determination letter from the Internal Revenue Service dated July 6, 1989, confirming that the Plan, as amended, is exempt from federal income taxes under Sections 401(a) and 501(a) of the Internal Revenue Code.

Plan Termination
- - ----------------

Although it has expressed no intention to do so, the Employer may suspend or discontinue contributions under the Plan and has reserved the right to terminate the Plan subject to provisions of ERISA. In the event of full or partial termination of the Plan, participants will become fully vested in their individual and Employer contribution accounts and will be entitled to distributions of their entire accounts according to the Plan document and ERISA.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- - ----------------------------------------------
General
- - -------

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments
- - -----------

The Plan's investments are held by bank-administered trust funds and are recorded at fair market value. Total cost of investments held by the Plan at December 31, 1992 and 1993 was $5,539,676 and $8,239,927,
respectively.

Individual investments with a fair value greater than 5% of total net assets available for Plan benefits consisted of the following fair values:

                                                                           December 31,
                                                                     -------------------------
                                                                       1992             1993
                                                                    -----------      -----------
        Asset Allocation Fund                                         $    -          $2,948,326
        Growth Stock Fund                                                  -           1,761,174
        S&P 500 Stock Fund                                                 -           1,441,903
        Short-Intermediate Term Fund                                       -           1,289,521
        Snyder Oil Corporation Stock                                      238,530        648,999
        Nations Short-Term Income Fund                                  2,409,860          -
        EB Index Equity Fund                                            1,548,388          -
        EBP Short-Term Investment Fund D                                1,494,652          -
/TABLE

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for Plan benefits for the years ended December 31, 1991, 1992 and 1993 consisted of the following:

                                                                                    Net Appreciation (Depreciation)
                                                                                   --------------------------------
                                                                                      1991           1992            1993
                                                                                    --------       --------        --------
     Snyder Oil Corporation stock                                                   $    -         $  54,105      $ 330,891
     Marketable equity securities                                                      41,830        111,173        238,610
     U.S. Government and corporate debt
         securities and bonds                                                         108,160        116,975         80,827
     Asset Allocation Fund                                                               -              -           (27,648)
                                                                                    ---------      ---------      ----------
         Net realized and unrealized appreciation
             in fair value of investments                                           $ 149,990      $ 282,253      $ 622,680
                                                                                    =========      =========      ==========

The Asset Allocation Fund invests in a changing mix of stocks, bonds and money market securities. At December 31, 1993, the mix was 70% in equity securities and 30% in bonds. From the financial information available, it is impossible to determine the net realized and unrealized appreciation (depreciation) in each type of investment (i.e., stocks).

In accordance with Department of Labor regulations, realized gains (losses) on plan assets sold during the year are calculated as the excess of sales price over the fair value of the assets at the beginning of the plan year in which the asset is sold.

Cost of Administration
- - ----------------------

The Employer has paid for the majority of the expenses related to the administration of the Plan, but is not obligated to do so. Any such expenses not paid by the Employer shall be paid from the Plan assets. Distributions to be Paid
- - ------------------------

As discussed in Note 1, participants are entitled to receive the balance of their individual contribution account plus their vested interest in their Employer contribution account upon termination of employment. However, if their total vested balance exceeds $3,500 as defined in the Plan agreement, they may elect to continue to invest it through the Plan. Distributions that terminated employees are entitled to by fund at December 31, 1992 and 1993 are as follows:


                                                                      1992               1993
                                                                  ------------       -----------
        Short-Intermediate Term Fund                              $       -          $   258,804
        S&P 500 Stock Fund                                                -              132,839
        Snyder Oil Corporation Stock Fund                                2,243            29,067
        Money Market Fund                                                7,890            18,799
        Asset Allocation Fund                                             -                3,051
        Bond Fund                                                      122,351              -
        Index Equity Fund                                                6,443              -
                                                                  ------------       -----------

                                                                   $   138,927       $   442,560
                                                                   ===========       ===========

Distributions are deducted from Net Assets Available for Plan
Benefits when paid. As such, no accrual is provided for distributions to be paid.

Reclasses
- - ---------

Certain prior year amounts have been reclassified to conform with the 1993 presentation.

                                                                                               SCHEDULE I

                               SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    DECEMBER 31, 1993


                                                            NationsBank Trust
                                  ---------------------------------------------------------------
                                                  Index        Money         SOCO     Participant
                                      Bond        Equity       Market       Stock         Loan
                                      Fund         Fund         Fund         Fund         Fund
                                  ----------   ----------   ----------   ----------   ----------
ASSETS:
 Investments, at fair market value
  Asset Allocation Fund           $    -       $    -       $    -       $    -       $    -
  Growth Stock Fund                    -            -            -            -            -
  S & P 500 Stock Fund                 -            -            -            -            -
  Short-Intermediate Term Fund         -            -            -            -            -
  Snyder Oil Corporation Stock         -            -            -            -            -
  Money Market                         -            -            -            -            -
                                  ----------   ----------   ----------   ----------   ----------
                                       -            -            -            -            -
                                  ----------   ----------   ----------   ----------   ----------
 Receivables-
  Employer contributions               -            -            -            -            -
  Employee contributions               -            -            -            -            -
  Participant loans                    -            -            -            -            -
  Accrued interest                     -            -            -            -            -
                                  ----------   ----------   ----------   ----------   ----------
                                       -            -            -            -            -
                                  ----------   ----------   ----------   ----------   ----------

        Total assets                   -            -            -            -            -
                                  ----------   ----------   ----------   ----------   ----------
LIABILITIES:

  Liabilities                          -            -            -            -            -
                                  ----------   ----------   ----------   ----------   ----------
        Total liabilities              -            -            -            -            -
                                  ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                $    -       $    -        $    -        $    -      $    -
                                  ==========   ===========   ===========   =========   ==========
                                                         Wells Fargo Institutional Trust Company
                                   ----------------------------------------------------------------------------------
                                                                         Short-
                                      Asset       Growth    S & P 500  Intermediate   SOCO       Money    Participant
                                   Allocation     Stock       Stock       Term        Stock      Market       Loan
                                      Fund        Fund        Fund        Fund        Fund        Fund        Fund       Total
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
ASSETS:
 Investments, at fair market value
  Asset Allocation Fund            $2,948,326  $   -       $   -       $   -       $   -       $   -       $   -       $2,948,326
  Growth Stock Fund                     -       1,761,174      -           -           -           -           -        1,761,174
  S & P 500 Stock Fund                  -          -        1,441,903      -           -           -           -        1,441,903
  Short-Intermediate Term Fund          -          -           -        1,289,521      -           -           -        1,289,521
  Snyder Oil Corporation Stock          -          -           -           -          648,999      -           -          648,999
  Money Market                          -          -           -           -           -          411,649      -          411,649
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                    2,948,326   1,761,174   1,441,903   1,289,521     648,999     411,649      -        8,501,572
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Receivables-
  Employer contributions                -           -           -           -           -           -          -            -
  Employee contributions                  557         234         185         343         298         343      -            1,960
  Participant loans                     -           -           -           -           -           -         100,506     100,506
  Accrued interest and other            -           -           -           -           -           -             241         241
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          557         234         185         343         298         343     100,747     102,707
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
        Total assets                2,948,883   1,761,408   1,442,088   1,289,864     649,297     411,992     100,747   8,604,279
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
LIABILITIES:

  Liabilities                           -           -           -           -           -           -           -           -
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
        Total liabilities               -           -           -           -           -           -           -           -
                                   ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS                $2,948,883  $1,761,408  $1,442,088  $1,289,864    $649,297    $411,992    $100,747  $8,604,279
                                   ==========  ==========  ==========  ==========  ==========  ==========  ========== ===========

                                                                                                                    SCHEDULE I
                                    SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN                           (Cont'd)

                                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                             FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                 NationsBank Trust
                                          -------------------------------------------------------------
                                                       Index        Money         SOCO     Participant
                                           Bond        Equity       Market       Stock         Loan
                                        Fund         Fund         Fund         Fund         Fund
                                      ----------  -----------  -----------  -----------  -----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income
   Interest and dividend income        $130,916       $8,893      $30,542       $5,936       $5,951
   Net realized and unrealized
    appreciation (depreciation)
    in fair value of investment          74,323      150,150       -           440,670       -
                                      ----------   ----------   ----------   ----------   ----------
                                        205,239      159,043       30,542      446,606        5,951
                                      ----------   ----------   ----------   ----------   ----------
  Contributions
   Employer                               -            -            -            -            -
   Participants                         244,352      283,388      120,600       88,830       -
                                      ----------   ----------   ----------   ----------   ----------
                                        244,352      283,388      120,600       88,830       -
                                      ----------   ----------   ----------   ----------   ----------
     Total additions                    449,591      442,431      151,142      535,436        5,951
                                      ----------   ----------   ----------   ----------   ----------

DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Distributions to participants         251,667      262,790      176,185       98,757       -
                                     ----------   ----------   ----------   ----------   ----------
     Total deductions                   251,667      262,790      176,185       98,757       -
                                     ----------   ----------   ----------   ----------   ----------
NET INCREASE IN NET ASSETS
 AVAILABLE FOR PLAN BENEFITS            197,924      179,641      (25,043)     436,679        5,951

TRANSFERS BETWEEN FUNDS              (3,203,984)  (2,216,229)  (1,252,036)    (724,094)    (111,651)

NET ASSETS, beginning of year         3,006,060    2,036,588    1,277,079      287,415      105,700
                                      ----------   ----------   ----------   ----------   -----------
NET ASSETS, end of year               $    -       $    -       $    -       $    -       $    -
                                      ==========   ==========   ==========   ==========   ==========
                                                               Wells Fargo Institutional Trust Company
                                      -----------------------------------------------------------------------------------
                                                                            Short-
                                         Asset      Growth     S & P 500  Intermediate   SOCO       Money     Participant
                                      Allocation     Stock       Stock       Term        Stock      Market       Loan
                                         Fund        Fund        Fund        Fund        Fund        Fund        Fund       Total
                                      ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income
   Interest and dividend income         $4,496      $2,686      $2,199      $1,967        $990      $7,257      $2,126    $203,959
   Net realized and unrealized
    appreciation (depreciation)
    in fair value of investment        (27,648)     30,565      57,895       6,504    (109,779)     -           -          622,680
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                       (23,152)     33,251      60,094       8,471    (108,789)      7,257       2,126     826,639
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Contributions
   Employer                            300,944     195,073     138,151     107,465     102,469      80,898      -          925,000
   Participants                         54,286      42,089      27,047      20,872      26,640      21,093      -          929,197
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                       355,230     237,162     165,198     128,337     129,109     101,991      -        1,854,197
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
     Total additions                   332,078     270,413     225,292     136,808      20,320     109,248       2,126   2,680,836


DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
  Distributions to participants          -          -           -           -           -           -           -          789,399
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
     Total deductions                    -          -           -           -           -           -           -          789,399
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
NET INCREASE IN NET ASSETS
 AVAILABLE FOR PLAN BENEFITS           332,078     270,413     225,292     136,808      20,320     109,248       2,126   1,891,437
TRANSFERS BETWEEN FUNDS              2,616,805   1,490,995   1,216,796   1,153,056     628,977     302,744      98,621      -

NET ASSETS, beginning of year            -          -           -           -           -           -           -        6,712,842
                                    ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
NET ASSETS, end of year             $2,948,883  $1,761,408  $1,442,088  $1,289,864    $649,297    $411,992    $100,747  $8,604,279
                                    ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

                                                                                                                   SCHEDULE I
                               SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN                               (Cont'd)

                                ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                  DECEMBER 31, 1992


                                                                              NationsBank Trust
                                                     ---------------------------------------------------------------
                                                                    Index        Money         SOCO     Participant
                                                        Bond        Equity       Market       Stock         Loan
                                                        Fund         Fund         Fund         Fund         Fund        Total
                                                     ----------   ----------   ----------   ----------   ----------   ----------
ASSETS:
   Investments, at fair market value
      Nations Short-Term Income Fund                 $2,409,860  $    -       $    -       $    -       $    -        $2,409,860
      EB Index Equity Fund                               -         1,548,388       -            -            -         1,548,388
      EBP Short-Term Investment Fund D                  216,789      183,563    1,091,957        2,343       -         1,494,652
      Snyder Oil Corporation Stock                       -            -            -           238,530       -           238,530
                                                     ----------   ----------   ----------   ----------   ----------   ----------
                                                      2,626,649    1,731,951    1,091,957      240,873       -         5,691,430
                                                     ----------   ----------   ----------   ----------   ----------   ----------
   Receivables-
      Employer contributions                            354,560      333,375      170,023       43,542       -           901,500
      Employee contributions                             24,318       22,867       11,663        2,984       -            61,832
      Participant loans                                  -            -            -            -           103,517      103,517
      Accrued interest                                      533        6,104        3,436           16        2,183       12,272
                                                     ----------   ----------   ----------   ----------   ----------   ----------
                                                        379,411      362,346      185,122       46,542      105,700    1,079,121
                                                     ----------   ----------   ----------   ----------   ----------   ----------

            Total assets                              3,006,060    2,094,297    1,277,079      287,415      105,700    6,770,551
                                                     ----------   ----------   ----------   ----------   ----------   ----------

LIABILITIES:

   Security purchases not settled                        -            57,709       -            -            -            57,709
                                                     ----------   ----------   ----------   ----------   ----------   ----------
            Total liabilities                            -            57,709       -            -            -            57,709
                                                     ----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE
   FOR PLAN BENEFITS                                 $3,006,060   $2,036,588   $1,277,079     $287,415     $105,700   $6,712,842
                                                     ==========   ==========   ==========   ==========   ==========   ==========

                                                                                                                       SCHEDULE I
                               SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN                                   (Cont'd)

                           ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                        FOR THE YEAR ENDED DECEMBER 31, 1992

                                                                              NationsBank Trust
                                                     ---------------------------------------------------------------
                                                                    Index        Money         SOCO     Participant
                                                        Bond        Equity       Market       Stock         Loan
                                                        Fund         Fund         Fund         Fund         Fund        Total
                                                     ----------   ----------   ----------   ----------   ----------   ----------

ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
      Investment income
         Interest and dividend income                   $44,209      $12,769      $39,756       $2,453       $3,599     $102,786
         Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments                116,975      112,886       -            54,105       (1,713)     282,253
                                                     ----------   ----------   ----------   ----------   ----------   ----------
                                                        161,184      125,655       39,756       56,558        1,886      385,039
                                                     ----------   ----------   ----------   ----------   ----------   ----------
      Contributions
         Employer                                       354,560      333,375      170,023       43,542       -           901,500
         Participants                                   329,985      309,517      159,633       26,760       -           825,895
                                                     ----------   ----------   ----------   ----------   ----------   ----------
                                                        684,545      642,892      329,656       70,302       -         1,727,395
                                                     ----------   ----------   ----------   ----------   ----------   ----------
            Total additions                             845,729      768,547      369,412      126,860        1,886    2,112,434
                                                     ----------   ----------   ----------   ----------   ----------   ----------
DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
      Administrative expenses                              (161)         (94)       1,552       -               600        1,897
      Distributions to participants                      68,967       35,290       62,259       -            (1,382)     165,134
                                                     ----------   ----------   ----------   ----------   ----------   ----------
            Total deductions                             68,806       35,196       63,811       -              (782)     167,031
                                                     ----------   ----------   ----------   ----------   ----------   ----------
NET INCREASE IN NET ASSETS
   AVAILABLE FOR PLAN BENEFITS                          776,923      733,351      305,601      126,860        2,668    1,945,403

TRANSFERS BETWEEN FUNDS                                (585,240)     388,976      (67,323)     160,555      103,032       -

NET ASSETS, beginning of year                         2,814,377      914,261    1,038,801       -            -         4,767,439
                                                     ----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS, end of year                              $3,006,060   $2,036,588   $1,277,079     $287,415     $105,700   $6,712,842
                                                     ==========   ==========   ==========   ==========   ==========   ==========

                                                                                                  SCHEDULE II

                                     SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                  ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                                                FOR THE YEAR ENDED DECEMBER 31, 1993

                                                           EIN: 75-2306158

                   (a)                         (b)                         (c)        (d)        (g)        (i)
                                           Description     Number
             Party-In                           of           of         Purchase    Selling    Cost of    Net Gain
             Interest                      Transactions  Transactions    Price       Price      Asset      (Loss)
             --------                      ------------  ------------  ----------  ---------  ----------  ----------

INDIVIDUAL TRANSACTIONS:
- - ------------------------
 Asset Allocation Fund -
  Wells Fargo Institutional Trust Company  Purchase                   $2,678,590   $    -      $2,678,590  $    -

 Growth Stock Fund -
  Wells Fargo Institutional Trust Company  Purchase                    1,540,053        -       1,540,053       -

 Short-Intermediate Term Fund -
  Wells Fargo Institutional Trust Company  Purchase                    2,850,822        -       2,850,822       -
  Wells Fargo Institutional Trust Company  Sale                            -        1,677,855   1,672,283      5,572

 S & P 500 Stock Fund -
  Wells Fargo Institutional Trust Company  Purchase                    2,729,474        -       2,729,474       -
  Wells Fargo Institutional Trust Company  Sale                            -        1,483,746   1,446,697     37,049

 Money Market Fund -
  Wells Fargo Institutional Trust Company  Purchase                    1,016,031        -       1,016,031       -
  Wells Fargo Institutional Trust Company  Sale                            -          727,144     727,144       -

 Nations Short-Term Income Fund -
  NationsBank Trust                        Purchase                      450,000        -         450,000       -
  NationsBank Trust                        Sale                            -        2,834,184   2,806,407     27,777

 EB Index Equity Fund -
  NationsBank Trust                        Purchase                      649,984        -         649,984       -
  NationsBank Trust                        Purchase                      674,991        -         674,991       -
  NationsBank Trust                        Sale                            -          650,012     602,749     47,263
  NationsBank Trust                        Sale                            -        2,763,473   2,517,187    246,286

 EBP Short-Term Investment Fund D -
  NationsBank Trust                        Purchase                      378,878        -         378,878       -
  NationsBank Trust                        Purchase                      356,241        -         356,241       -
  NationsBank Trust                        Sale                             -         450,000     450,000       -
  NationsBank Trust                        Sale                             -         687,125     687,125       -
  NationsBank Trust                        Sale                             -       1,177,424   1,177,424       -

 Nations Prime Portfolio -
  NationsBank Trust                        Purchase                     1,177,499       -       1,177,499       -
  NationsBank Trust                        Purchase                     2,834,596       -       2,834,596       -
  NationsBank Trust                        Purchase                     2,766,215       -       2,766,215       -
  NationsBank Trust                        Sale                             -       2,877,572   2,877,572       -
  NationsBank Trust                        Sale                             -       2,772,724   2,772,724       -
  NationsBank Trust                        Sale                             -       1,046,456   1,046,456       -

SERIES OF TRANSACTIONS:
- - -----------------------
 Asset Allocation Fund -
  Wells Fargo Inst. Trust Co.              Purchases         2          2,985,408       -       2,985,408       -
  Wells Fargo Inst. Trust Co.              Sales             1              -           9,434       9,440        (6)

 Growth Stock Fund -
  Wells Fargo Inst. Trust Co.              Purchases         2          1,738,372       -       1,738,372       -
  Wells Fargo Inst. Trust Co.              Sales             1              -           7,763       7,693         70

 Short-Intermediate Term Fund -
  Wells Fargo Inst. Trust Co.              Purchases         2          2,960,872       -       2,960,872       -
  Wells Fargo Inst. Trust Co.              Sales             1              -       1,677,855   1,672,283      5,572

 S & P 500 Stock Fund -
  Wells Fargo Inst. Trust Co.              Purchases         2          2,869,361       -       2,869,361       -
  Wells Fargo Inst. Trust Co.              Sales             2              -       1,485,353   1,448,265     37,088

 Snyder Stock Fund -
       (1)                                 Purchases        10            576,301       -         576,301        -
       (1)                                 Sales             5              -         350,397     232,997    117,400

 Money Market Fund -
  Wells Fargo Inst. Trust Co.              Purchases         2          1,098,760       -       1,098,760       -
  Wells Fargo Inst. Trust Co.              Sales             1              -         727,144     727,144       -

 Nations Short-Term Income Fund -
  NationsBank Trust                        Purchases         2            550,000       -         550,000       -
  NationsBank Trust                        Sales             4              -       3,034,184   3,006,567     27,617

 EB Index Equity Fund -
  NationsBank Trust                        Purchases         4          1,724,951       -       1,724,951       -
  NationsBank Trust                        Sales             3              -       3,423,489   3,128,983    294,506

 EBP Short-Term Investment Fund D -
  NationsBank Trust                        Purchases       112          2,679,470       -       2,679,470       -
  NationsBank Trust                        Sales            51              -       4,174,123   4,174,123       -

 Nations Prime Portfolio -
  NationsBank Trust                        Purchases        30          7,223,753       -       7,223,753       -
  NationsBank Trust                        Sales            18              -       7,223,753   7,223,753       -


                       This schedule lists all Individual transactions and series of transactions in excess of
                           5% of the fair value of Plan assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

(1)          The party involved in these transactions includes both NationsBank Trust and Wells Fargo Institutional Trust Company.

(e & f)      Do not apply as there are no lease rentals or transaction expenses.

(h)          The current value on the date of each transaction is equal to the purchase price or selling price, respectively.



                                                                                         SCHEDULE III
                            SNYDER OIL CORPORATION PROFIT SHARING AND SAVINGS PLAN

                                  ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS
                                  HELD FOR INVESTMENT PURPOSES

                                             AS OF DECEMBER 31, 1993

                                                  EIN: 75-2306158

   (a)                     (b)                                 (c)                     (d)           (e)
 Party-In              Identity of                                                     Cost         Market
 Interest                  Issue                            Description                Value        Value
- - ----------   -----------------------------------   -------------------------------   ----------  -----------
   *         Wells Fargo Institutional Trust Co.    Asset Allocation Fund            $2,975,968   $2,948,326
   *         Wells Fargo Institutional Trust Co.    Growth Stock Fund                 1,730,679    1,761,174
   *         Wells Fargo Institutional Trust Co.    S & P 500 Stock Fund              1,421,096    1,441,903
   *         Wells Fargo Institutional Trust Co.    Short-Intermediate Term Fund      1,288,589    1,289,521
   *         Wells Fargo Institutional Trust Co.    Snyder Oil Corporation Stock
                                                      ($.01 par value)                  411,946      648,999
   *         Wells Fargo Institutional Trust Co.    Money Market
                                                      (average rate of return 3%)       411,649      411,649
   *         Snyder Oil Corporation Profit          Participant Loans
               Sharing and Savings Plan               (7% to 13% interest rates)          -          100,506
                                                                                     ----------   ----------
                                                                                     $8,239,927   $8,602,078
                                                                                     ==========   ==========


                         This supplemental schedule lists assets held for investment purposes at December 31, 1993, as required by the Department of Labor
                                 Rules and Regulations for Reporting and Disclosure.

                         SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                 SNYDER OIL CORPORATION PROFIT
                                 SHARING AND SAVINGS PLAN



                                 By
                                   ---------------------------------
                                   James H. Shonsey, Vice President
















June 22, 1994